Filed Pursuant to Rule 433

Registration Statement No. 333-157904

The Republic of Korea

US$1,000,000,000 3.875% Notes due 2023

September 4, 2013

  Final Term Sheet for US$1,000,000,000 3.875% Notes due 2023 (the “Notes”)

Issuer	The Republic of Korea
Issue Currency	U.S. Dollars
Issue Size	US$1,000,000,000
Issue Date	September 11, 2013
Maturity Date	September 11, 2023
Settlement Date	On or about September 11, 2013, which will be the fifth business day following the date of this final term sheet. If you wish to trade the Notes on the date of this final term sheet or the next succeeding business day, because the Notes will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement.
Interest Rate	3.875% per annum (payable semi-annually)
Interest Payment Dates	March 11 and September 11 of each year, starting March 11, 2014. Interest on the Notes will accrue from September 11, 2013.
Public Offering Price	98.791%
Gross Proceeds	US$987,910,000
Underwriting Discounts	0.175%
Net Proceeds (before expenses)	US$986,160,000
Listing	Approval in-principle has been received for the listing and quotation on the Singapore Exchange Securities Trading Limited.
Joint Bookrunners	Citigroup Global Markets Inc., Deutsche Bank AG, Singapore Branch,
Goldman Sachs International, The Hongkong and Shanghai Banking
Corporation Limited, The Korea Development Bank and Woori Investment &
Securities Co., Ltd.
Common Code	094156912
ISIN	US50064FAK03
CUSIP	50064F AK0

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC toll-free at 1-866-811-8049.